Exhibit 21.1

LIST OF SUBSIDIARIES

The following entities are subsidiaries of PBF Holding Company LLC:

Name:	Jurisdiction of lncorporation or Organization:
PBF Services Company LLC	Delaware
PBF Investments LLC	Delaware
Delaware City Refining Company LLC	Delaware
Delaware Pipeline Company LLC	Delaware
PBF Power Marketing LLC	Delaware
Paulsboro Natural Gas Pipeline Company LLC	Delaware
Paulsboro Refining Company LLC	Delaware
Toledo Refining Company LLC	Delaware
PBF Finance Corporation	Delaware